Exhibit 12.1

PLAINS EXPLORATION & PRODUCTION COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

(Dollar Amounts in Thousands)

	Year Ended December 31,
	2006	2005	2004		2003	2002
Pre-tax income from continuing operations	$984,607	$(344,870)	$2,023		$80,539	$42,969
Fixed charges (see below)	76,640	63,161	47,693		29,160	23,544
Amortization of capitalized interest	1,378	1,356	1,163		711	493
Interest capitalized	(7,909)	(3,467)	(6,985)		(3,232)	(2,387)

Total adjusted earnings available for payment of fixed charges	$1,054,716	$(283,820)	$43,894		$107,178	$64,619

Fixed Charges
Interest expense	$64,675	$55,421	$37,294		$23,778	$19,377
Interest capitalized	7,909	3,467	6,985		3,232	2,387
Amortization of debt-related expenses	1,990	3,140	2,295		1,542	1,550
Rental expense representative of interest factor	2,066	1,133	1,119		608	230

Total fixed charges	$76,640	$63,161	$47,693		$29,160	$23,544

Ratio of earnings to fixed charges	13.8	(b )	(c	)	3.7	2.7

(a)	For each of the periods presented there were no outstanding shares of preferred stock.
(b)	Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $347.0 million.
(c)	Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $3.8 million.